Navigator Gas Announces Two Additional 48,500 Cubic Meter Capacity Liquefied Ethylene Gas Carrier Newbuilds

LONDON, November 20, 2024 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, has today exercised its previously announced option to construct two further 48,500 cubic meter capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., (together, the “Sellers”) in China.

The Newbuild Vessels are of the same specification and cost as the vessels announced by the Company on August 23, 2024, and will be able to carry a wide variety of gas products, from petrochemicals such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels are expected to be delivered to the Company in November 2027 and January 2028 respectively.

With the two additional Newbuild Vessels, Navigator now has four vessels in its newbuilding program, three of which are due for delivery in 2027 and one in 2028.

About Navigator Gas
Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.
Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.
Navigator Gas
Attention:    Investor Relations investorrelations@navigatorgas.com                                     and randy.giveans@navigatorgas.com
Address:         333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
        Tel: +1 713 373 6197 and +44 (0)20 7340 4850
Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis
Capital Link – New York
Tel: +1-212-661-7566
Email:   navigatorgas@capitallink.com

Forward looking statements
This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: General